Exhibit 99.69

Form 45-106F1 Report of Exempt Distribution
BCSC EDER Reference Number 9130385
ITEM 1—REPORT TYPE
ü New report
Amended report If amended, provide filing date of report that is being amended (YYYY-MM-DD)
ITEM 2—PARTY CERTIFYING THE REPORT
Indicate the party certifying the report (select only one). For guidance regarding whether an issuer is an investment fund, refer to section 1.1 of National Instrument 81-106 Investment Fund Continuous Disclosure and the companion policy to NI 81-106.
Investment fund issuer
ü Issuer (other than an investment fund) Underwriter
ITEM 3—ISSUER NAME AND OTHER IDENTIFIERS
Provide the following information about the issuer, or if the issuer is an investment fund, about the fund.
Full legal name ImmunoPrecise Antibodies Ltd.
Previous full legal name
If the issuer’s name changed in the last 12 months, provide most recent previous legal name.
Website (if applicable)
If the issuer has a legal entity identifier, provide below. Refer to Part B of the Instructions for the definition of “legal entity identifier”.
Legal entity identifier
If two or more issuers distributed a single security, provide the full legal name(s) of the co-issuer(s) other than the issuer named above.
Full legal name(s) of co-issuer(s) (if applicable)
ITEM 4—UNDERWRITER INFORMATION
If an underwriter is completing the report, provide the underwriter’s full legal name and firm NRD number.
Full legal name
Firm NRD number (if applicable)
If the underwriter does not have a firm NRD number, provide the head office contact information of the underwriter.
Street address
Municipality Province/State
Country Postal code/Zip code
Telephone number Website (if applicable)

ITEM 5 - ISSUER INFORMATION

If the issuer is an investment fund, do not complete Item 5. Proceed to Item 6.

a) Primary industry

Provide the issuer's North American Industry Classification Standard (NAICS) code (6 digits only) that in your reasonable judgment most closely corresponds to the issuer's primary business activity.

NAICS industry code: 3 2 5 4 1 2

*If the issuer is in the **mining industry**, indicate the stage of operations. This does not apply to issuers that provide services to issuers operating in the mining industry. Select the category that best describes the issuer's stage of operations.*

☐ Exploration ☐ Development ☐ Production

Is the issuer's primary business to invest all or substantially all of its assets in any of the following? If yes, select all that apply.

☐ Mortgages ☐ Real estate ☐ Commercial/business debt ☐ Consumer debt ☐ Private companies

☐ Cryptoassets

b) Number of employees

Number of employees: ☑ 0 - 49 ☐ 50 - 99 ☐ 100 - 499 ☐ 500 or more

c) SEDAR profile number

Does the issuer have a SEDAR profile?

☐ No ☑ Yes If yes, provide SEDAR profile number 0 0 0 0 5 5 4 2

If the issuer does not have SEDAR profile complete item 5(d) - (h).

d) Head office address

Street address		Province/State	
Municipality		Postal code/Zip code	
Country		Telephone number	

e) Date of formation and financial year-end

Date of formation: ____ (YYYY) __ (MM) __ (DD) Financial year-end: __ (MM) __ (DD)

f) Reporting issuer status

Is the issuer a reporting issuer in any jurisdiction of Canada? ☐ No ☐ Yes

If yes, select the jurisdictions of Canada in which the issuer is a reporting issuer.

☐ All ☐ AB ☐ BC ☐ MB ☐ NB ☐ NL ☐ NT

☐ NS ☐ NU ☐ ON ☐ PE ☐ QC ☐ SK ☐ YT

g) Public listing status

If the issuer has a CUSIP number, provide below (first 6 digits only)

CUSIP number: ______

If the issuer is publicly listed, provide the name of the exchange on which the issuer's equity securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.

Exchange name: ______

h) Size of issuer's assets

Select the size of the issuer's assets based on its most recently available annual financial statements (Canadian $). If the issuer has not prepared annual financial statements for its first financial year, provide the size of the issuer's assets at the distribution end date.

ITEM 6—INVESTMENT FUND ISSUER INFORMATION
If the issuer is an investment fund, provide the following information.     a)    Investment fund manager information Full legal name
Firm NRD number (if applicable)
If the investment fund manager does not have a firm NRD number, provide the head office contact information of the investment fund manager.
Street address
Municipality Province/State Country Postal code/Zip code Telephone number Website (if applicable)    b)    Type of investment fund
Type of investment fund that most accurately identifies the issuer (select only one) .
Money market Equity Fixed income Balanced
Alternative strategies Cryptoasset Other (describe)
Indicate whether one or both of the following apply to the investment fund .
Invests primarily in other investment fund issuers
Is a UCITs Fund¹
¹Undertaking for the Collective Investment of Transferable Securities funds (UCITs Funds) are investment funds regulated by the European Union (EU) directives that allow collective investment schemes to operate throughout the EU on a passport basis on authorization from one member state.
c)    Date of formation and financial year-end of the investment fund
Date of formation Financial year-end
YYYY MM DD MM DD
d)    Reporting issuer status of the investment fund
Is the investment fund a reporting issuer in any jurisdication of Canada? No Yes
If yes, select the jurisdictions of Canada in which the investment fund is a reporting issuer.
All AB BC MB NB NL NT NS NU ON PE QC SK YT    e)    Public listing status of the investment fund
If the investment fund has a CUSIP number, provide below (first 6 digits only)
CUSIP number
If the investment fund is publicly listed, provide the name of the exchange on which the investment fund’s securities primarily trade. Provide only the name of an exchange and not a trading facility such as, for example, an automated trading system.
Exchange name
f)    Net asset value (NAV) of the investment fund
Select the NAV range of the investment fund as of the date of the most recent NAV calculation (Canadian $). $0 to under $5M $5M to under $25M $25M to under $100M $100M to under $500M $500M to under $1B $1B or over Date of NAV calculation:
YYYY MM DD

ITEM 7 - INFORMATION ABOUT THE DISTRIBUTION

If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include in Item 7 and Schedule 1 information about purchasers resident in that jurisdiction of Canada only. Do not include in Item 7 securities issued as payment of commissions or finder's fees in connection with the distribution, which must be disclosed in Item 8. The information provided in Item 7 must reconcile with the information provided in Schedule 1 of the report.

a) Currency

Select the currency or currencies in which the distribution was made. All dollar amounts provided in the report must be in Canadian dollars.

☑ Canadian dollar ☐ US dollar ☐ Euro ☐ Other (describe)

b) Distribution date(s)

State the distribution start and end dates. If the report is being filed for securities distributed on only one distribution date, provide the distribution date as both the start and end dates. If the report is being filed for securities distributed on a continuous basis, include the start and end dates for the distribution period covered by the report.

	YYYY	MM	DD
Start date	2020	05	15
End date	2020	05	25

c) Detailed purchaser information

Complete Schedule 1 of this form for each purchaser and attach the schedule to the completed report.

d) Types of securities distributed

Provide the following information for all distributions reported on a per security basis. Refer to Part A(12) of the Instructions for how to indicate the security code. If providing the CUSIP number, indicate the full 9-digit CUSIP number assigned to the security being distributed.

Security code	CUSIP number (if applicable)	Description of security	Number of securities	Canadian $ Single or lowest price	Canadian $ Highest price	Canadian $ Total amount
CVD	875907		2,627,000.00	1.0000		2,627,000.00

e) Details of rights and convertible/exchangeable securities

If any rights (e.g. warrants, options) were distributed, provide the exercise price and expiry date for each right. If any convertible/exchangeable securities were distributed, provide the conversion ratio and describe any other terms for each convertible/exchangeable security.

Convertible / exchangeable security code	Underlying security code	Exercise price (Canadian $) Lowest	Exercise price (Canadian $) Highest	Expiry date (YYYY- MM-DD)	Conversion ratio	Describe other items (if applicable)
CVD	CMS	0.8500				

f) Summary of the distribution by jurisdiction and exemption

State the total dollar amount of securities distributed and the number of purchasers for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides and for each exemption relied on in Canada for that distribution. However, if an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include distributions to purchasers resident in that jurisdiction of Canada only.
This table requires a separate line item for: (i) each jurisdiction where a purchaser resides, (ii) each exemption relied on in the jurisdiction where a purchaser resides, if a purchaser resides in a jurisdiction of Canada, and (iii) each exemption relied on in Canada, if a purchaser resides in a foreign jurisdiction.
For jurisdictions within Canada, state the province or territory, otherwise state the country.

Province or country	Exemption relied on	Number of unique[23] purchasers	Total amount (Canadian $)
Alberta	NI 45-106 2.3 [Accredited investor]	3	110,000.00
British Columbia	NI 45-106 2.3 [Accredited investor]	17	1,344,000.00
Ontario	NI 45-106 2.3 [Accredited investor]	15	500,000.00
Québec	NI 45-106 2.3 [Accredited investor]	9	305,000.00
United Kingdom	NI 45-106 2.3 [Accredited investor]	1	68,000.00
United States	NI 45-106 2.3 [Accredited investor]	2	225,000.00

NI 45-106 2.5 [Family, friends and business 1 75,000.00 Ontario associates]
Total dollar amount of securities distributed 2,627,000.00
Total number of unique purchasers²áµ‡ 48
2a In calculating the number of unique purchasers per row, count each purchaser only once. Joint purchasers may be counted as one purchaser.
2b In calculating the total number of unique purchasers to which the issuer distributed securities, count each purchaser only once, regardless of whether the issuer distributed multiple types of securities to, and relied on multiple exemptions for, that purchaser.
g)    Net proceeds to the investment fund by jurisdiction
If the issuer is an investment fund, provide the net proceeds to the investment fund for each jurisdiction of Canada and foreign jurisdiction where a purchaser resides.³ If an issuer located outside of Canada completes a distribution in a jurisdiction of Canada, include net proceeds for that jurisdiction of Canada only. For jurisdictions within Canada, state the province or territory, otherwise state the country.
Net proceeds Province or country (Canadian $)
Total net proceeds to the investment fund
³“Net proceeds” means the gross proceeds realized in the jurisdiction from the distributions for which the report is being filed, less the gross redemptions that occurred during the distribution period covered by the report.
h)    Offering materials—This section applies only in Saskatchewan, Ontario, Québec, New Brunswick and Nova Scotia.
If a distribution has occurred in Saskatchewan, Ontario, Québec, New Brunswick or Nova Scotia, complete the table below by listing the offering materials that are required under the prospectus exemption relied on to be filed with or delivered to the securities regulatory authority or regulator in those jurisdictions.
In Ontario, if the offering materials listed in the table are required to be filed with or delivered to the Ontario Securities Commission (OSC), attach an electronic version of the offering materials that have not been previously filed with or delivered to the OSC.
Previously filed
Date of document or Date previously filed or with or delivered to Description other material delivered regulator?
(YYYY-MM-DD) (YYYY-MM-DD) (Y/N)

ITEM 8 - COMPENSATION INFORMATION

Provide information for each person (as defined in NI 45-106) to whom the issuer directly provides, or will provide, any compensation in connection with the distribution. ***Complete additional copies of this page if more than one person was, or will be, compensated.***

Indicate whether any compensation was paid, or will be paid, in connection with the distribution.

☐ No ☑ Yes If yes, indicate number of persons compensated. 3

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☐ No ☑ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual

Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Canaccord Genuity Corp.

Firm NRD number: 9 0 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address			
Municipality		Province/State	
Country		Postal code/Zip code	
Email address		Telephone number	

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager ☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager ☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 40,500.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid: 40,500.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☐ No ☑ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Echelon Wealth Partners

Firm NRD number: 3 2 4 2 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address			
Municipality		Province/State	
Country		Postal code/Zip code	
Email address		Telephone number	

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager

☐ Insider of the issuer (other than an investment fund)

☐ Director or officer of the investment fund or investment fund manager

☐ Employee of the issuer or investment fund manager

☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 2,500.00

Value of all securities distributed as compensation[4]:

	Security code 1	Security code 2	Security code 3
Security codes			

Describe terms of warrants, options or other rights:

Other compensation[5]:

Describe:

Total compensation paid: 2,500.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] *Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.*

[5] *Do not include deferred compensation.*

a) Name of person compensated and registration status

Indicate whether the person compensated is a registrant. ☐ No ☑ Yes

If the person compensated is an individual, provide the name of the individual.

Full legal name of individual			
	Family name	First given name	Secondary given names

If the person compensated is not an individual, provide the following information.

Full legal name of non-individual: Raymond James Ltd.

Firm NRD number: 8 2 4 0 (if applicable)

Indicate whether the person compensated facilitated the distribution through a funding portal or an internet-based portal. ☑ No ☐ Yes

b) Business contact information

If a firm NRD number is not provided in Item 8 (a), provide the business contact information of the person being compensated.

Street address			
Municipality		Province/State	
Country		Postal code/Zip code	
Email address		Telephone number	

c) Relationship to issuer or investment fund manager

Indicate the person's relationship with the issuer or investment fund manager (select all that apply). Refer to the meaning of "connected" in Part B(2) of the Instructions and the meaning of "control" in section 1.4 of NI 45-106 for the purposes of completing this section.

☐ Connect with the issuer or investment fund manager
☐ Insider of the issuer (other than an investment fund)
☐ Director or officer of the investment fund or investment fund manager
☐ Employee of the issuer or investment fund manager
☑ None of the above

d) Compensation details

Provide details of all compensation paid, or to be paid, to the person identified in Item 8(a) in connection with the distribution. Provide all amounts in Canadian dollars. Include cash commissions, securities-based compensation, gifts, discounts or other compensation. Do not report payments for services incidental to the distribution, such as clerical, printing, legal or accounting services. An issuer is not required to ask for details about, or report on, internal allocation arrangements with the directors, officers or employees of a non-individual compensated by the issuer.

Cash commissions paid: 1,750.00

Value of all securities distributed as compensation[4]:

Security codes:

Security code 1	Security code 2	Security code 3

Describe terms of warrants, options or other rights:

Other compensation[5]: Describe:

Total compensation paid: 1,750.00

☐ Check box if the person will or may receive any deferred compensation (describe the terms below)

[4] Provide the aggregate value of all securities distributed as compensation, excluding options, warrants or other rights exercisable to acquire additional securities of the issuer. Indicate the security codes for all securities distributed as compensation, including options, warrants or other rights exercisable to acquire additional securities of the issuer.

[5] Do not include deferred compensation.

ITEM 9 - DIRECTORS, EXECUTIVE OFFICERS AND PROMOTERS OF THE ISSUER

If the issuer is an investment fund, do not complete Item 9. Procced to Item 10.

Indicate whether the issuer is any of the following (select the one that applies - if more than one applies, select only one).

☑ Reporting issuer in any jurisdiction of Canada

☐ Foreign public issuer

☐ Wholly owned subsidiary of a reporting issuer in any jurisdiction of Canada[6]

Provide name of reporting issuer ______

☐ Wholly owned subsidiary of a foreign public issuer[6]

Provide name of foreign public issuer ______

☐ Issuer distributing only eligible foreign securities and the distribution is to permitted clients only[7]

If the issuer is at least one of the above, do not complete Item 9(a) – (c). Proceed to Item 10.

[6] An issuer is a wholly owned subsidiary of a reporting issuer or a foreign public issuer if all of the issuer's outstanding voting securities, other than securities that are required by law to be owned by its directors, are beneficially owned by the reporting issuer or the foreign public issuer, respectively.

[7] Check this box if it applies to the current distribution even if the issuer made previous distributions of other types of securities to non-permitted clients. Refer to the definitions of "eligible foreign security" and "permitted client" in Part B(1) of the Instructions.

☐ ***If the issuer is none of the above, check this box and complete Item 9(a) - (c).***

a) Directors, executive officers and promoters of the issuer

Provide the following information for each director, executive officer and promoter of the issuer. For locations within Canada, state the province or territory; otherwise state the country. For "Relationship to issuer", "D" – Director, "O" – Executive Officer, "P" – Promoter.

Organization or company name	Family name	First given name	Secondary given names	Business location of non-individual or residentail jurisdiction of individual	Relationship to issuer (select all that apply)		
				Province or country	D	O	P

b) Promoter information

If the promoter listed above is not an individual, provide the following information for each director and executive officer of the promoter. For locations within Canada, state the province or territory; otherwise state the country. For "Relationship to promoter", "D" – Director, "O" – Executive Officer.

Organization or company name	Family name	First given name	Secondary given names	Residential jurisdiction of individual	Relationship to promoter (select one or both if applicable)	
				Province or country	D	O

c) Residential address of each individual

Complete Schedule 2 of this form providing the full residential address for each individual listed in Item 9(a) and (b) and attach to the completed report. Schedule 2 also requires information to be provided about control persons.

ITEM 10 - CERTIFICATION

Provide the following certification and business contact information of an officer, director or agent of the issuer or underwriter. If the issuer or underwriter is not a company, an individual who performs functions similar to that of a director or officer may certify the report. For example, if the issuer is a trust, the report may be certified by the issuer's trustee. If the issuer is an investment fund, a director or officer of the investment fund manager (or, if the investment fund manager is not a company, an individual who performs similar functions) may certify the report if the director or officer has been authorized to do so by the investment fund.
The certification may be delegated, but only to an agent that has been authorized by an officer or director of the issuer or underwriter to prepare and certify the report on behalf of the issuer or underwriter. If the report is being certified by an agent on behalf of the issuer or underwriter, provide the applicable information for the agent in the boxes below.
If the individual completing and filing the report is different from the individual certifying the report, provide the name and contact details for the individual completing and filing the report in Item 11.
The signature on the report must be in typed form rather than handwritten form. The report may include an electronic signature provided the name of the signatory is also in typed form.

Securities legislation requires an issuer or underwriter that makes a distribution of securities under certain prospectus exemptions to file a completed report of exemt distribution.

By completing the information below, I certify, on behalf of the issuer/underwriter/investment fund manager, to the securities regulatory authority or regulator, as applicable, that I have reviewed this report and to my knowledge, having exercised reasonable diligence, the information provided in this report is true and, to the extent required, complete.

Name of issuer/underwriter/investment fund manager/agent: Immunoprecise Antibodies Ltd.

Full legal name	Family name	First given name	Secondary given names
	Bath	Jennifer	

Title: CEO

Telephone number: 7789661252

Email address: jennifer@immunoprecise.com

Signature: Jennifer Bath

Date	YYYY	MM	DD
	2020	05	25

ITEM 11- CONTACT PERSON

Provide the following business contact information for the individual that the securities regulatory authority or regulator may contact with any questions regarding the contents of this report, if different than the individual certifying the report in Item 10.

☐ Same as individual certifying the report

Full legal name	Family name	First given name	Secondary given names
	Hethey	Charles	

Title: Attorney

Name of company: O'Neill Law LLP

Telephone number: 6046875792

Email address: cch@stockslaw.com

Notice—Collection and use of personal information
The personal information required under this form is collected on behalf of and used by the securities regulatory authority or regulator under the authority granted in securities legislation for the purposes of the administration and enforcement of the securities legislation.
If you have any questions about the collection and use of this information, contact the securities regulatory authority or regulator in the local jurisdiction(s) where the report is filed, at the address(es) listed at the end of this form.
The attached Schedules 1 and 2 may contain personal information of individuals and details of the distribution(s). The information in Schedules 1 and 2 will not be placed on the public file of any securities regulatory authority or regulator. However, freedom of information legislation may require the securities regulatory authority or regulator to make this information available if requested.
By signing this report, the issuer/underwriter confirms that each individual listed in Schedule 1 or 2 of the report who is resident in a jurisdiction of Canada: a)    has been notified by the issuer/underwriter of the delivery to the securities regulatory authority or regulator of the information pertaining to the individual as set out in Schedules 1 or 2, that this information is being collected by the securities regulatory authority or regulator under the authority granted in securities legislation, that this information is being collected for the purposes of the administration and enforcement of the securities legislation of the local jurisdiction, and of the title, business address and business telephone number of the public official in the local jurisdiction, as set out in this form, who can answer questions about the security regulatory authority’s or regulator’s indirect collection of the information, and                 b)                has authorized the indirect collection of the information by the securities regulatory authority or regulator.